

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2011

<u>Via E-mail</u>
William H. McGill Jr.
Chairman of the Board and Chief Executive Officer
MarineMax, Inc.
18167 U.S. Highway 19 North, Suite 300
Clearwater, Florida 33764

> **Re: MarineMax, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2010**
> **Filed December 2, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed December 10, 2010**
> **Forms 10-Q for Fiscal Quarters Ended**
> **December 31, 2010 and March 31, 2011**
> **Filed February 8, 2011 and May 2, 2011, respectively**
> **File No. 001-14173**

Dear Mr. McGill:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. The representations on page 6 of our letter dated March 23, 2011 must be made by you, and not your counsel, and signed by your authorized officer. Accordingly, please provide such representations based on the foregoing requirements.

2. Please confirm to us that you will provide the disclosures, as noted in your responses, requested by comments 4, 11, 17 and 22 in our letter dated March 23, 2011 in future filings.

Form 10-K for Fiscal Year Ended September 30, 2010

Business, page 1

Our Company, page 1

3. We note your response to comment 1 in our letter dated March 23, 2011. With respect to the statements in the first, third and fourth bullet points, please confirm that you will disclose in future filings the basis for such statements as noted in your response and provide us with your proposed disclosure.

Risk Factors, page 23

The availability and costs of borrowed funds…, page 23

4. We note your response to comment 2 in our letter dated March 23, 2011. Please clarify in the second paragraph, if correct, that the facility's floor commitment may be lower than $100 million upon the occurrence of certain events. Please disclose such events in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" and include a cross-reference to such section in this risk factor.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Overview, page 40

5. We note your response to comment 3 in our letter dated March 23, 2011. We also note the statements below.

   • The statement in the first full risk factor on page 24 that "[the efforts to grow our financing and insurance, parts and accessory, service, and boat storage]…are designed to increase our revenue and *reduce our dependence on the sale of new boats*."

   • The statement in the third paragraph, third sentence on page 44 that "[g]ross profit has also been positively impacted by *a product mix shift from boat sales to…brokerage services, finance and insurance products, and service, parts and accessories products*"

   Please clarify whether the foregoing statements represent your intention to focus less on boat sales and more on the financing and insurance; service, parts and accessories; and brokerage segments of your business.

Liquidity and Capital Resources, page 46

6. We note your response to comment 5 in our letter dated March 23, 2011. Please clarify how your dealerships determine how much to distribute to you, if such distributions are not based on such dealerships' revenues from products and service sales.

Controls and Procedures, page 50

Limitations on the Effectiveness of Controls, page 50

7. We note your response to comment 7 in our letter dated March 23, 2011. Please confirm that, in addition to including the revised paragraph included in such response, you will also disclose in future filings, in the subsection "Limitations on the Effectiveness of Controls," that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, if such statement is accurate at the time of such disclosure.

Definitive Proxy Statement on Schedule 14A

Incentive Compensation, page 13

8. We note your response to comment 13 in our letter dated March 23, 2011. Please clarify how the determination that the executive officers achieved a "portion" of their goals for fiscal 2010 led to your conclusion that the executive officers satisfied 50% of their performance goals for fiscal 2010.

Executive Compensation, page 15

Outstanding Equity Awards at Fiscal Year-End, page 18

9. We note your response to comment 16 in our letter dated March 23, 2011. Footnote (1) should provide clear disclosure on when each award that is disclosed in the table will vest. Your current disclosure of when such awards have historically vested does not provide readers with such clear disclosure. Additionally, readers cannot easily ascertain which options disclosed in the table were granted during fiscal 2010 and therefore subject to the vesting periods disclosed on page 14. Accordingly, we re-issue comment 16.

Director Compensation, page 28

10. We note your response to comment 21 in our letter dated March 23, 2011. Please indicate in footnote (1) to the Director Compensation table the amount of the fees for each of Messrs. Furman, Kant, Knittel, Watters and Woodman that was paid in shares of your common stock. See Instruction to Item 402(k) of Regulation S-K and Instruction 2 to Item 402(c)(2)(iii) and (iv) of Regulation S-K.

Forms 10-Q for Fiscal Quarters Ended December 31, 2010 and March 31, 2011

11. Please comply with comments 6 and 7, as they apply to your Forms 10-Q.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Brigitte Lippmann   for

H. Christopher Owings
Assistant Director

cc: Robert S. Kant
        Greenberg Traurig LLP